EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2018 and 2017

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of May 8, 2018, and relates to the financial condition and results of operations for the three months ended March 31, 2018 and 2017. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2018 and 2017, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 (“consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended March 31, 2018 and 2017 are also referred to as “Q1 2018” and “Q1 2017”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The Consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share, issued and outstanding common shares, options, warrants, and per share amounts have been adjusted retrospectively to reflect the share consolidation.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q1 2018 OPERATIONAL HIGHLIGHTS AND RECENT DEVELOPMENTS

-

On March 19, 2018, the Company announced a business combination with Rye Patch Gold Corp. (“Rye Patch”) whereby each common share of Rye Patch will be exchanged for 0.48 common shares of Alio Gold. The transaction will diversify the Company’s asset base by adding a second operating mine in the well-established jurisdiction of Nevada. In addition, the combined company is expected to have an enhanced capital markets profile and appeal to a broader investor base. The transaction is expected to close on or about May 25, 2018, and requires shareholder approval from both companies.

Ana Paula Highlights

-	During Q1 2018, a significant exploration program on the Ana Paula Project (the “Project”) continued to advance:
•

Initiated construction of the underground decline including the first mechanized blast on March 17, 2018. Support structures for the mine portal were completed and infrastructure including communication tower, portable offices, maintenance shops, explosives magazine and an onsite camp have been established. The underground decline is designed to provide access to test the known extension of the high-grade complex breccia system below the proposed open pit.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

•

Completed a six-hole, 3,800 meter diamond drilling program from surface in April 2018. The program has confirmed and provided further detail on the extent and continuity of the complex breccia mineralization below the proposed pit. The drilling has also identified a near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo. An additional hole of 300 meters is planned in Q2 2018 to explore this southern extension of the hydrothermal breccia.

•

Developed a drilling program for a high priority surface target 150 meters north of the proposed open pit (North Area Target) which included geological mapping at a scale of 1:2,000 and completing the drill pads and drill road access. Re-logging of historical drill core to align with the proposed pre-feasibility pit lithology is in progress.

•	Advanced a regional exploration program on the 56,000-hectare land package on the highly prospective Guerrero Gold Belt.

San Francisco Highlights

-

During Q1 2018, the San Francisco Mine (“San Francisco” or the “Mine”) produced 17,624 ounces of gold at cash costs and all-in sustaining costs(1) (“AISC”) of $884 per gold ounce and $1,262 per gold ounce, respectively, and Q1 2018 was planned to be the lowest production quarter during the year as lower grades were processed as the early part of Phase 5 ore was mined and processed.

-	Production guidance for 2018 is expected to be 90,000 to 100,000 ounces at an AISC of $1,000 to $1,100 per gold ounce.

Management Team Additions

-

On April 2, 2018, Markus Felderer was appointed VP, Corporate Development. Mr. Felderer has over 20 years within the metals and mining sector. He was most recently Managing Director, Investment Banking, at Canaccord Genuity, where he led an M&A and equity business focused solely on the mining sector. Previously, he led HSBC's Metals & Mining Advisory/M&A business in the Americas. During his time in investment banking, he provided a broad range of clients globally with financial and strategic analyses and advice regarding growth and financing strategies. Prior to investment banking, Mr. Felderer worked at Teck Cominco Ltd. in business development where he conducted evaluations of mining projects and companies. He holds a Chartered Financial Analyst (CFA) designation and has an MBA and a Bachelor of Applied Science, Mining and Mineral Process Engineering.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Q1 2018 CONSOLIDATED FINANCIAL HIGHLIGHTS

-	Net earnings of $3.2 million or $0.07 per share for Q1 2018.
-	Cash used in operating activities was $1.8 million or $0.04 per share for Q1 2018.
-	Cash and cash equivalents and short-term investments at March 31, 2018, of $39.3 million total ($19.1 million and $20.2 million, respectively).

-	Working capital, current assets less current liabilities, at March 31, 2018, of $57.7 million.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio Gold’s vision is to create a leading mid-tier precious metals company by leveraging its existing platform of assets and people to maximize value for all its stakeholders.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company operates the San Francisco open-pit, heap leach gold mine in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway).

The Company is also in advanced stages of developing the Ana Paula Project located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The PFS envisions average annual gold production of 116,000 ounces per year commencing in 2020. A Definitive Feasibility Study (“DFS”) has been significantly advanced but is on hold while the Company evaluates incorporating an underground component into the project.

On March 19, 2018, the Company entered into a Plan of Arrangement with Rye Patch, to acquire all the issued and outstanding shares of Rye Patch. The acquisition of Rye Patch includes the Florida Canyon Mine (“Florida Canyon”) located in Pershing County, Nevada. Florida Canyon is an open-pit heap leach mining operation that is expected to produce 76,000 ounces of gold per year for over eight years(1). The mine was restarted by Rye Patch in 2017 and commercial production was declared on January 1, 2018. The addition of Florida Canyon is consistent with Alio’s strategy to become a mid-tier gold producer. The acquisition diversifies Alio’s production with two operating mines and development projects across Mexico and Nevada. The Company will have a strong platform for further growth in Mexico and Nevada.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver. Alio Gold's principal product is refined gold doré sold primarily in the London spot market. As a result, Alio Gold is not dependent on a particular purchaser with regard to the sale of the gold doré.

Macroeconomic and Commodity Price Environment

Continued price volatility and support for gold prices could be influenced by the relative strength or weakness of the US dollar, global geo-political events and supply/demand fundamentals. The gold price was $1,324 per gold ounce on March 31, 2018, and reached highs of $1,355 during Q1 2018. The average realized gold price for Q1 2018 approximated $1,332 per gold ounce. During the last quarter of 2017 and early in 2018, the company executed a risk management program for approximately 60% of the monthly production that extends to the end of 2018, with bought put prices of $1,250 per gold ounce and sold call prices ranging from $1,400 to $1,469.

(1)

Refer to the Amended Technical Report - Preliminary Economic Assessment for the Florida Canyon Mine, Pershing County, Nevada USA dated January 27, 2017, available on the Rye Patch website (www.ryepatchgold.com).

OUTLOOK

Following the announcement on March 19, 2018, of the business combination with Rye Patch Gold, the management information circulars for both Alio Gold and Rye Patch Gold were mailed to shareholders on April 25, 2018. Both companies will hold separate shareholder meetings on May 18, 2018, with the transaction expected to close on or about May 25, 2018. Following the closing of the transaction the Company intends to provide updated production, cost and capital expenditure guidance for the Florida Canyon Mine early in the second half of 2018.

At the Company’s high-grade, high-margin Ana Paula Project, significant exploration work is expected to continue through the remainder of the year:

•

Construction of a 1,200 meter underground decline into the high-grade breccia extension below the proposed open pit is expected to reach the mineralized area during Q3 2018 with drilling and further development work taking place in Q3 and Q4 2018. Capital expenditure on the decline and for exploration during 2018 is expected to be approximately $10 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

•

Following the completion of a 6-hole, 3,800 meter surface drill program and the identification of a near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo the single operating drill rig will re-orient to test the southern extension of the hydrothermal breccia, with one drill-hole of 300 meters. This is expected to be completed in Q2 2018.

•

Upon completion of the surface program testing the hydrothermal breccia extension, the surface drill is planned to be moved to test a surface target approximately 150 meters north of the proposed pit. Drilling is expected to take place during Q2 2018 and total expenditure is estimated to be $1.4 million.

The Company continues to evaluate how best to integrate the underground component into the existing project development. The success of the six-hole surface drill program that was completed in April 2018 identified a near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo (or edge of mineralization). During Q2 2018, the hydrothermal breccia extension will be tested through an additional 300 meters drill hole and assaying. Incorporating the underground component into the existing project development could enhance the project economics, and as a result the timing of the completion of the DFS and commencement of construction are currently being evaluated.

The original scope of the DFS was similar to the PFS in that it contemplated an open-pit mine with a processing plant producing approximately 116,000 ounces of gold per year for 8 years. During 2017, the DFS was advanced significantly to de-risk the project in the last half of 2017 and included important metallurgical work on arsenic deportment and geotechnical work on the tailings storage facility, waste dumps and processing plant site.

At the San Francisco Mine, it is expected that all ore mining activity will be in the main pit during 2018 with ore production from La Chicharra Phase 2 commencing in 2019. A focus continues on improving recoveries through blasting improvements which include changes in the blasting pattern, diameter of the drill holes and the mix of emulsion and powder.

Following the implementation at the San Francisco Mine, of the dual cut-off strategy in December 2017, which involves trucking lower grade run-of-mine (“ROM”) ore to old heap leach pads while higher cut off grade material is fed to the crusher. ROM ore was placed under leach in January 2018 and ounces began draining in March 2018. Approximately 10% of the San Francisco production is expected to come from ROM leaching in 2018. During the first quarter, the average grade fed to the crusher of 0.42 g/t gold was below expectations with under-reconciliation being seen to the block model and higher than expected dilution. This is expected to be primarily as a result of being at the perimeter of the main ore body and anticipated to reverse when the active benches mined are in the heart of the ore-body in the second quarter. The blasting improvement strategy will continue to be monitored closely over the next two quarters to ensure it is not contributing to the under-reconciliation and dilution.

During 2018, the Company will continue to focus on cost efficiencies and improve overall productivity at San Francisco.

Gold production at the San Francisco Mine is expected to be between 90,000 and 100,000 ounces in 2018, with AISC between $1,000 and $1,100 per ounce and total capital and mine site exploration spending between $2.5 million and $3.0 million.

Ana Paula Project (100%-owned)

The Company acquired the Ana Paula Project during May 2015 through the acquisition of Newstrike Capital Inc. During the fourth quarter of 2015, the Company acquired the processing plant and select infrastructure facilities (the “El Sauzal Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. El Sauzal began its closure process in December 2014 and following the disassembly and removal of the El Sauzal Plant it was placed in storage.

During the third quarter of 2016, the Company announced a pre-construction program for the Ana Paula Project, including the start of feasibility studies, infill drilling, metallurgical testwork, and environmental baseline and permitting activities. Over the nine months that followed, significant progress was made on the pre-construction program including environmental baseline studies, infill drilling and metallurgical testwork which culminated in the completion of a Pre-Feasibility Study for Ana Paula.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company retained AGP Mining Consultants (“AGP”) of Toronto to act as the independent Qualified Persons in updating the mineral resource estimate. AGP was also engaged to carry out mine planning and engineering work for the Ana Paula Project feasibility studies. Geotechnical drilling to support the mine planning work was completed in April 2017 which greatly enhanced the confidence in the pit slope design. Metallurgical testwork for the PFS was carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Comminution tests have confirmed that the 6,000 tpd semi-autogenous grinding and ball mill circuit that was purchased by the Company is suitable for treating the Ana Paula material. Gravity recoverable gold, flotation and leaching testwork was completed and forms the basis of the process design criteria for the feasibility studies. Knight-Piesold carried out the engineering and design of the waste dumps and tailings storage facility as well as the study for the pit slope design. M3 Engineering to provide overall feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates.

The PFS was completed in May 2017 which confirmed the robust project economics and a capital cost of $137.2 million. The results were announced on May 16, 2017, and the highlights include:

•	Proven and Probable Mineral Reserves of 13.4 million tonnes at 2.36 grams per tonne for 1,021,000 contained ounces of gold, with reserves at $1,200 per gold ounce;
•	NPV at 5% discount rate of $223.4 million and IRR of 34% after tax at $1,250 per gold ounce;
•	Initial capital cost of $137.2 million;
•	First quartile operating costs with cash costs of $489 per ounce (all-in sustaining cost of $524 per ounce);
•	Gold recovery 85%;
•	Mine life of 7.5 years from an open pit producing 868,000 ounces of gold; and,
•	Underground potential highlighted with Measured & Indicated Resources below the proposed pit of 3.0 Mt at 2.8 g/t for 266,700 contained ounces.

A technical report with the Ana Paula PFS was completed and filed on www.sedar.com and the Company’s website on May 16, 2017. The report was updated with non-material changes in conjunction with an equity financing and re-filed on www.sedar.com on June 9, 2017.

Subsequently, a Definitive Feasibility Study was initiated in mid-July 2017 using the same group of consultants for continuity. The DFS will be based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing. The DFS will provide a higher level of confidence in the project economics than the PFS and allow the Company’s Board of Directors to make an investment decision whether to proceed with construction of the project as well as provide technical support for potential debt financing.

Exploration

The main objective of the current exploration program at Ana Paula is to further delineate the known extension of the high-grade breccia mineralization below the proposed open pit. A 3,800 meter diamond drilling program was initiated in January 2018 and completed in April 2018. The program consisted of six drill holes of 600 to 700 meters each. Following the success of the program and the confirmation of a near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo, an additional hole of 300 meters is planned in Q2 2018 to explore this southern extension of the hydrothermal breccia.

The extension of the high-grade breccia system below the proposed pit will be further tested from drilling underground in Q3 and Q4 2018. Currently, a 1,200 meter underground decline is under construction which is being driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. It is expected that the underground decline will be advanced sufficiently in the third quarter 2018 to enable commencement of the first phase of the underground diamond drill program. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 55 diamond drill holes (12,000 meters) and will include geochemical sampling and assaying. Construction of the decline commenced in December 2017 with the mine portal site prepared and under construction. The explosives magazine site has been completed and surface infrastructure including offices and workshops have been installed to support mining. A 100 person camp has been under construction since January 2018 and is now operational.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

A second exploration initiative planned for 2018 will test a high priority target 150 metres north (“north target”) of the proposed open pit. Drilling on the north target is expected to commence in Q2 2018 following the completion of the surface program testing the hydrothermal breccia extension. In addition, regional exploration work is underway on the 56,000-hectare land package that includes an airborne magnetic survey targeting further breccia or skarn targets. This work will continue through 2018.

Definitive Feasibility Study

Significant progress was made at Ana Paula in 2017 to advance the DFS. The Company is currently evaluating a change in scope to the DFS to include an underground mine component and incorporate results from underground exploration drilling. The addition of the underground mine has the potential to significantly enhance an already robust project for several reasons:

•

The current Proven and Probable Mineral Reserves of 1.02 Moz of gold (13.44 Mt @ 2.36 g/t gold) within the proposed pit includes 436 koz gold (2.3 Mt @ 5.9 g/t gold) within the high-grade breccia core. Previous drilling has confirmed this mineralization extends approximately 300 metres below the proposed pit. Increased drilling has the potential to add further Mineral Resources below the proposed pit.

•

The used processing plant (Goldcorp’s old El Sauzal plant) that is expected to be used for processing ore at Ana Paula previously operated at 6,000 tonnes per day. The basis of the PFS for the project is 5,000 tonnes per day of ore being mined from an open pit mine as the geometry of the pit limits ore production. If additional ore can be provided from the underground mine, the production profile and unit costs of production could be enhanced.

•

The current open pit design envisions three distinct phases, with the final phase involving a significant push-back of the pit walls to allow deeper mining from surface. It is likely that the third phase of the proposed pit could be more efficiently mined from underground, improving the economics of the project by a reduction in waste movement from surface.

•

An underground mining operation could also enhance the project by allowing for the tailings from the ambient oxidation process to be stored underground as back-fill. This would eliminate the need for additional surface tailings facilities and allowing the inert flotation tailings to be stored on surface in an unlined tailings storage facility.

The Company is continuing to evaluate how best to integrate the underground component into the existing project development. This potential project improvement could enhance the project economics and as a result, the Company has deferred the completion of the DFS and the commencement of construction for at least the remainder of 2018.

Additional metallurgical testwork is underway and will continue in 2018 while the Company evaluates the existing project scope. The testwork includes geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails. The testwork indicates that a significant amount of arsenic is leached in the ambient oxidization process (“AOX”). Arsenic removal technology has been identified and tested. Comminution and flotation optimization testwork was also completed, which indicated that the ore hardness is similar to that indicated during the PFS.

A field program of geological mapping, borehole drilling, and seismic evaluation to characterize the ground conditions for the tailings, waste dump and plant site areas has been completed. The geotechnical program identified that the ground conditions in the area of the proposed PFS tailings dam embankment area and the plant site areas are not favourable and a number of trade-off studies were initiated to optimize locations for these facilities. Additional trade-off studies were also initiated to evaluate a number of tailings storage configurations to most cost effectively manage arsenic bearing tailings materials to meet water quality criteria. These studies and subsequent water balance and quality modelling are in progress and further drilling is needed to confirm hydrogeology in the tailings site.

Key offsite infrastructure for the Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site and a System Impact Study and a Facilities Study are underway to confirm the point of connection to grid power and the costs of connection, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The site is currently accessed by a 7.5 kilometre road from the town of Cuetzala. This road has been upgraded to improve road conditions and travel time. For the main project construction access, a route accessing the project site via existing roads from the north has been delineated. Minor upgrades have been completed on the northern route to allow access to site for the underground mining equipment, camp and support facilities.

The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the southwest of the Project site. Although initial drilling programs did not locate sufficient volumes of water for operations, a modified approach is expected to yield the required supply.

Land and permitting

The permitting is well advanced with the two main permits approved. In April 2017, the Company received approval of the Environmental Impact Assessment (“MIA”); and in September 2017 received approval of the Change of Land Use Permit (“ETJ”). The ETJ covers the 370 hectares required for the proposed open pit mine, waste storage, process plant and the tailings storage facility. The land on which the Company expects to construct the Ana Paula Project is privately owned land. The Company has acquired or signed 30-year lease terms for approximately 79% of the land required for the Project and expects to complete the balance of land acquisition and lease agreements in time for construction.

Financing

As the Company advances its engineering studies, and completes a DFS, it expects that financing for between $90 to $100 million will be arranged. A number of indicative proposals were received and reviewed in 2017. The Company will pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants, and the flexibility to allow the Company to pursue its growth strategy.

Ana Paula Capital Expenditure Guidance

The total budget for development and exploration of the project of $41.7 million, which was approved in September 2017, is under review as part of the evaluation on how best to integrate the underground component into the existing project plan. As of March 31, 2018, the Company spent $11.7 million on the Ana Paula DFS, and $2.1 million on exploration. For 2018, the Company expects to spend approximately $20.0 million on development expenditures at Ana Paula which will consist principally on exploration drilling, the construction of the underground decline, and feasibility study work.

Financing

Use of proceeds pertaining to November 30, 2016, bought deal financing

On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the amount remaining to be spent on the El Sauzal Plant refurbishment totalling $3.6 million.

Use of proceeds pertaining to July 20, 2017, bought deal financing

On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. The following table sets out a comparison of how the Company used the net proceeds against the intended use of proceeds as disclosed in the Company’s final short form prospectus dated July 12, 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Use of Proceeds (expressed in millions) (1)	Intended use of proceeds as disclosed in the 2017 prospectus	Use of proceeds

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$3.7
Land acquisitions and change of land use permits	4.3	2.4
Owners costs including site CSR and concession payments	3.6	4.5
Exploration of underground, surface potential and hydrology	9.0	2.7

Early construction activities
Equipment refurbishment and access road	3.0	0.6
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total (2)	$36.7	$13.9

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The Company invested $17.3 million on the Ana Paula Project during fiscal 2017. During the six months ended June 30, 2017, $6.0 million was spent on the Project. The $13.9 million in the table above relates to spending from Q3 2017 through to Q1 2018.

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for the Mine on May 11, 2017, which includes a significant pre-stripping campaign, and improving and modifying the crusher process to improve recoveries. Highlights of the updated life of mine plan include:

-	Average production of 103,000 ounces of gold per year from 2018 to 2023;
-	Proven and Probable Mineral Reserves of 54.8 million tonnes at 0.53 g/t for 928,700 ounces of contained gold; and,
-	Average cash cost per ounce of $900 (all-in sustaining cost of $935 per ounce, excluding $44.9 million in expansion capital) over the life of mine.

A technical report with the new mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

During Q4 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated. In particular, crushing improvements totalling $4.9 million which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in open pit. In addition, the power upgrade project which commenced during Q3 2017 was put on hold while discussions with power authorities (CFE) are undertaken. During Q4 2017, the CFE requested the Company to pay for additional infrastructure not contemplated in the original scope of work. While dialogue continues, the project has been put on hold.

During December 2017, the San Francisco Mine plan was optimized and a dual cut-off strategy was implemented which involves trucking lower grade run-of-mine ore to old heap leach pads while higher cut off grade material will be fed to the crusher. ROM ore was placed under leach in January 2018 and as at March 31, 2018, approximately 1,154,000 tonnes of run-of-mine ore grading an average of 0.17 g/t gold had been stacked on historical leach pads 1 and 2 and stacking is continuing at a rate of 15,000-20,000 tonnes per day. Recovery of gold from run-of-mine ore is estimated to be 30% during the first 120 days with 40% as the expected long-term recovery rate. Approximately 10% of the San Francisco production is expected to come from ROM leaching in 2018.

The life of mine and operational sequencing for 2019 and future years is underway and will be completed and incorporated into the annual reserve and resource (“R&R”) update anticipated to be completed in mid-2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY RESULTS

		Q1 2018		Q4 2017		Q3 2017		Q2 2017		Q1 2017		Q4 2016		Q3 2016		Q2 2016
FINANCIAL RESULTS
Metal revenues		$23,338		$20,593		$25,194		$27,069		$32,306		$30,977		$31,212		$33,075
Earnings (loss) from operations (1)		$3,651		$(547)		$5,082		$7,751		$9,780		$6,927		$29,923		$8,704
Earnings (loss)		$3,230		$(2,853)		$5,197		$3,512		$6,042		$5,957		$29,719		$6,395
Earnings (loss) per share
-Basic		$0.07		$(0.06)		$0.12		$0.10		$0.17		$0.18		$0.93		$0.20
-Diluted		$0.07		$(0.06)		$0.12		$0.10		$0.17		$0.18		$0.91		$0.20
Cash (used in) provided by operating activities		$(1,826)		$(2,183)		$2,738		$2,772		$9,743		$9,993		$9,844		$11,485
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS
Gold sold (ozs)		17,449		16,067		19,601		21,495		26,048		26,012		23,327		26,474
Gold produced (ozs)		17,624		16,070		19,429		22,011		26,048		25,287		24,052		25,863
Silver sold (ozs)		5,826		7,873		8,808		10,332		11,899		12,994		13,868		14,884
Average realized gold price (per oz)		$1,332		$1,274		$1,278		$1,252		$1,232		$1,191		$1,338		$1,232
Average London PM fix gold price (per oz)		$1,329		$1,275		$1,278		$1,257		$1,219		$1,221		$1,335		$1,260
By-product cash cost (1) (per oz)		$884		$1,041		$886		$740		$735		$716		$785		$681
All-in Sustaining cost (1) (per oz)		$1,262		$1,357		$1,104		$954		$848		$910		$846		$761
(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Review of Consolidated Financial Information for Q1 2018 compared to Q4 2017

Earnings for the Company was $3.2 million ($0.07 per share) compared to loss of $2.9 million ($0.06 per share) during Q4 2017 as a result of the following factors:

Metal revenues

Revenues increased 13% or $2.7 million as the Company sold 1,382 more gold ounces at a 5% higher average realized gold price of $1,332 per ounce.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $15.5 million compared to $16.9 million during Q4 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Costs of contract mining were $12.7 million compared to $11.0 million during Q4 2017. Deferred stripping cost capitalization decreased contract mining costs by $2.7 million compared to $6.3 million during Q4 2017 due to a lower strip ratio. Total tonnes mined increased by 9%. Additionally, an increase in diesel cost of $0.4 million was due to additional tonnage mined and longer hauling distances. During Q1 2018, the Company began applying diesel credits which decreased contract mining costs by $1.6 million compared to $nil during Q4 2017.

Crushing and gold recovery costs were $8.2 million compared to $9.1 million during Q4 2017. This decrease is primarily due to lower maintenance, power and equipment rental costs.

Mine site administrative costs were similar at $1.5 million compared to $1.6 million during Q4 2017.

Change in inventories decreased cost of sales by $6.9 million compared to $5.1 million during Q4 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q1 2018, production costs per ounce increased resulting in an increase in costs allocated to inventory.

Depletion and depreciation costs form a component of cost of sales and were $1.3 million compared to $1.1 million during Q4 2017.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.9 million compared to $3.2 million during Q4 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $0.8 million compared to $1.2 million during Q4 2017, due to an additional $0.3 million of bonuses accrued in Q4 2017. Consulting and professional fees were $1.4 million compared to $0.8 million during Q4 2017 due to additional $0.8 million of Rye Patch transaction costs. Administrative and other were $0.3 million compared to $0.5 million during Q4 2017. The significant non-cash component of these expenses includes share-based payments, which was $0.3 million compared to $0.6 million during Q4 2017.

Finance (income) expense

Finance income was $0.4 million compared to $1.9 million during Q4 2017. This is due to a non-cash warrant revaluation gain of $0.5 million compared to $1.9 million during Q4 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

Loss on the derivative contracts

Loss on the derivative contracts was $0.1 million compared to $0.3 million during Q4 2017.

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Contract Expiry	Counter Party	Ounces	Put	Call
April 26, 2018	ScotiaMocatta	5,000	1,250	1,400
May 29, 2018	ScotiaMocatta	5,000	1,250	1,400
June 27, 2018	ScotiaMocatta	5,000	1,250	1,400
July 27, 2018	ScotiaMocatta	5,000	1,250	1,462
August 29, 2018	ScotiaMocatta	5,000	1,250	1,462
September 26, 2018	ScotiaMocatta	5,000	1,250	1,462
October 29, 2018	ScotiaMocatta	5,000	1,250	1,469
November 28, 2018	ScotiaMocatta	5,000	1,250	1,469
December 27, 2018	ScotiaMocatta	5,000	1,250	1,469
Total ounces		45,000
Weighted average price per ounce			$1,250	$1,444

At May 8, 2018, 40,000 of these option contracts were unsettled and 5,000 had expired.

Income taxes

Income tax expense was $1.0 million compared to $3.2 million during Q4 2017.

The current tax expense was $1.6 million compared to income tax recovery of $2.0 million during Q4 2017. This is due to improved earnings from operations.

Deferred tax recovery was $0.5 million compared to deferred tax expense of $5.1 million during Q4 2017. During Q1 2018, the appreciation of the Mexican Peso led to an increase in the tax base of mining assets decreasing the deferred tax liability. Additionally, during Q1 2018, there were less capitalized deferred stripping costs compared to Q4 2017 which are deductible for tax purposes reducing the deferred tax expense.

Review of Consolidated Financial Information for Q1 2018 compared to Q1 2017

Earnings for the Company was $3.2 million ($0.07 per share) compared to $6.0 million ($0.17 per share) during Q1 2017 as a result of the following factors:

Metal revenues

Revenues decreased 28% or $9.0 million as the Company sold 8,599 fewer gold ounces offset by an 8% higher average realized gold price of $1,332 per ounce.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $15.5 million compared to $19.4 million during Q1 2017.

Costs of contract mining were $12.7 million compared to $9.3 million during Q1 2017. Deferred stripping cost capitalization decreased contract mining costs by $2.7 million compared to $0.3 million during Q1 2017 due to a higher strip ratio. Total tonnes mined increased by 67%. Additionally, more tonnes were mined from the San Francisco pit which has a higher unit mining cost than the La Chicharra pit. During Q1 2018, the Company began applying diesel credits which decreased contract mining costs by $1.6 million compared to $nil during Q1 2017.

Crushing and gold recovery costs were $8.2 million compared to $6.9 million during Q1 2017. This increase is primarily due to higher cyanide consumption required by the ore-type processed resulting in increased costs of $1.0 million. Additionally, an increase of $0.3 million is attributed to increased labour costs.

Mine site administrative costs were $1.5 million compared to $1.0 million during Q1 2017 due to increased labour and consulting costs.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Change in inventories decreased cost of sales by $6.9 million compared to an increase of $1.9 million during Q1 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q1 2018, production costs per ounce increased resulting in an increase in costs allocated to inventory.

Depletion and depreciation costs form a component of cost of sales and were $1.3 million compared to $1.8 million during Q1 2017.

Corporate and administrative expenses

Corporate and administrative expenses increased to $2.9 million compared to $1.3 million during Q1 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Consulting and professional fees were $1.4 million compared to $0.4 million during Q1 2017, due to additional $0.8 million of Rye Patch transaction costs. Salaries were $0.8 million compared to $0.5 million during Q1 2017, due to increased staff in Q1 2018. Administrative and other were $0.3 million during Q1 2018 and Q1 2017. The significant non-cash component of these expenses includes share-based payments, which was $0.3 million compared to $0.2 million during Q1 2017.

Finance (income) expense

Finance income was $0.4 million compared to an expense of $0.2 million during Q1 2017. This is due to a non-cash warrant revaluation gain of $0.5 million compared to a loss of $0.2 million during Q1 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

Loss on the derivative contracts

Loss on the derivative contracts was $0.1 million compared to $1.4 million during Q1 2017. The current pricing program is described in the Review of Consolidated Financial Information for Q1 2018 compared to Q4 2017 section above.

Income taxes

Income tax expense was $1.0 million compared to $2.2 million during Q1 2017.

The current tax expense was $1.6 million compared to $2.8 million during Q1 2017. This decrease was due to a reduction in earnings from operations.

Deferred tax recovery was $0.5 million compared to $0.7 million during Q1 2017. During Q1 2018 and 2017, the appreciation of the Mexican Peso led to an increase in the tax base of mining assets decreasing the deferred tax liability.

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 868,500 proven and probable contained gold ounces and 60,200 low grade stockpile gold ounces (54.8 million tonnes at 0.53 grams per tonne gold). Total measured and indicated gold resources of 1,302,000 based on the technical report dated May 25, 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The following is a summary of the Mine’s production statistics:

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
MINING
Ore mined (dry kt)	1,726	1,705	1,646	1,651	1,942
Average ore mined grade (g/t Au)	0.48	0.53	0.47	0.52	0.48
ROM mined (dry kt)	1,101	53	-	-	-
Average ROM mined grade (g/t Au)	0.17	0.19	-	-	-
Waste mined (kt)	5,853	6,232	5,185	4,301	3,242
Total mined (kt)	8,679	7,990	6,830	5,952	5,184
Strip ratio	2.07	3.55	3.15	2.60	1.67
Average total mined (t/d)	96,437	86,850	74,241	65,407	57,600
Cost per tonne mined	$1.78	$2.11	$1.98	2.00	$1.85
CRUSHING AND PROCESSING
Ore processed (kt)	1,715	1,724	1,916	1,933	1,963
Average ore processed grade (g/t Au)	0.42	0.46	0.40	0.47	0.48
Ore from stockpile processed (kt)	-	13	130	130	-
Average ore stockpiled grade (g/t Au)	-	0.25	0.25	0.25	-
Average ore processed per day (t/d)	19,051	18,741	20,830	21,245	21,815
Cost per tonne processed	$4.76	$5.29	$4.60	3.75	$3.51
Gold deposited on pad (ozs)	28,919	25,723	24,665	29,031	30,115
Cost per tonne - administration	$0.87	$0.95	$0.84	0.65	$0.52
PRODUCTION
Gold produced (ozs)	17,624	16,070	19,429	22,011	26,048
Silver produced (ozs)	8,997	7,873	8,808	10,332	11,899
COSTS
Cash cost per gold ounce on a by-product basis	$884	$1,041	$886	$740	$735
All-in sustaining cost per gold ounce on a by-product basis	$1,262	$1,357	$1,104	$954	$848
Total days in period	90	92	92	91	90

Review of Operations for Q1 2018 compared to Q4 2017

Gold production increased to 17,624 ounces in Q1 2018 as more recoverable gold was stacked on the ROM pad, partly contributable to the 1.1 million tonnes and 0.17 g/t gold run-of-mine ore which was stacked as a part of the dual cut-off strategy.  The grade of ore feeding the crusher was 0.42 g/t gold, down from 0.46 g/t gold in Q4 2017, despite raising the cut-off grade.  Higher dilution was observed during Q1 2018 as the ore control techniques are developed with finer blasting. Higher dilution has been continued to be observed in early Q2 2018 and work is ongoing to improve ore control.

Phase 5 was the primary ore source during Q1 2018. Phase 6 stripping continued and Phase 7 stripping commenced during Q1 2018.

AISC was lower during Q1 2018, as compared to Q4 2017, due to increased gold production.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q1 2018 compared to Q1 2017

The Company produced 32% and 24% fewer gold and silver ounces, respectively, as compared to Q1 2017 due to fewer ounces deposited and slower kinetics of the San Francisco pit ore.

Stripping increased during Q1 2018 compared to Q1 2017 as the mine is preparing future phases.

Total tonnes and grade processed were 13% lower as Phase 5 of the San Francisco pit was being mined.

AISC was higher during Q1 2018 compared to Q1 2017 due to increased tonnage mined and lower gold production.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

March 31, 2018, the Company had positive working capital of $57.7 million. The Company had cash and cash equivalents of $19.1 million, short-term investments of $20.2 million, trade and other receivables of $14.6 million, inventories of $29.5 million, and trade payables and accrued liabilities of $26.8 million.

The current pricing program is described in the Review of Consolidated Financial Information for Q1 2018 compared to Q4 2017 section above.

Cash flow

	Q1 2018	Q1 2017
Cash and cash equivalents, beginning of period	$31,474	$33,877
Cash (used in) provided by operating activities	(1,826)	9,743
Cash used in investing activities	(10,468)	(4,842)
Cash used in financing activities	-	(5)
Effects of exchange rate changes on the balance of cash held in foreign currencies	(77)	421
Cash and cash equivalents, end of period	$19,103	$39,194

Review of Cash flow Q1 2018 compared to Q1 2017

Cash used in operating activities was $1.8 million compared to cash provided by operating activities of $9.7 million during Q1 2017:

-	Earnings from operations decreased to $3.7 million compared to $9.8 million during Q1 2017;
-	Movements in trade receivables decreased cash by $4.0 million compared to an increase of $1.2 million during Q1 2017 due to:
•	Tax instalments applied against VAT receivable was $0.6 million compared to $2.4 million during Q1 2017; and,
•	Slower VAT receivable collection. The Company collected $1.9 million compared to $3.6 million during Q1 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

-	Movements in trade payables and other liabilities increased cash by $3.3 million compared to a decrease of $0.5 million during Q1 2017; and,
-	Movements in inventories decreased cash by $6.5 million compared to an increase of $0.9 million during Q1 2017:
•	Movements in ore in process decreased cash by $6.7 million;
•	Movements in finished goods inventory decreased cash by $0.3 million; and,
•	Movements in supplies inventory increased cash by $0.4 million.

Cash used in investing activities was $10.5 million compared to $4.8 million during Q1 2017:

-	Expenditures related to the San Francisco Mine were $4.4 million compared to $2.2 million during Q1 2017;
-	Expenditures related to Ana Paula developments were $5.6 million compared to $2.6 million during Q1 2017; and,
-	Expenditures related to Rye Patch transaction costs were $0.4 million compared to $nil during Q1 2017.

Cash used in financing activities was $nil compared to $0.1 million during Q1 2017.

Currency risk

At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 87% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q1 2018, the Mexican peso averaged MXP 18.76 to $1.00, and the Canadian dollar averaged C$1.26 to $1.00. During Q1 2017, the Mexican peso averaged MXP 20.39 to $1.00 and the Canadian dollar averaged C$1.32 to $1.00. The effect of the difference in average exchange rates increased costs during Q1 2018 by approximately $0.9 million.

Capital resources

The capital of the Company consisted of consolidated equity, net of cash and cash equivalents and short-term investments.

	March 31,	December 31,
	2018	2017
Equity	$200,091	$196,585
Less: Cash and cash equivalents	(19,103)	(31,474)
Less: Short-term investments	(20,157)	(20,082)
	$160,831	$145,029

At March 31, 2018, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $160.8 million from $145.0 million at December 31, 2017.

Dividends

No dividends were declared or paid during Q1 2018.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at May 8, 2018, are 44,678,701, 2,979,493 and 5,851,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Q1 2018	Q1 2017
Production costs	$15,514	$19,362
Divided by gold sold (ozs)	17,449	26,048
Cash cost per gold ounce	889	743
Less: By-product silver credits per gold ounce (1)	(5)	(8)
Cash cost per gold ounce on a by-product basis	$884	$735

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months ended March 31, 2018, total by-product silver credits were $0.1 million (three months ended March 31, 2017 - $0.2 million).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Q1 2018	Q1 2017
Production costs	$15,514	$19,362
Corporate and administrative expenses (1)	2,113	1,325
Sustaining capital expenditures (2)	4,414	1,561
Accretion for site reclamation and closure	76	57
Less: By-product silver credits	(93)	(208)
All-in sustaining costs	22,024	22,097
Divided by gold sold (ozs)	17,449	26,048
All-in sustaining cost per gold ounce on a by-product basis	$1,262	$848

(1)	Corporate and administrative expenses adjusted for the three months ended March 31, 2018, to remove Rye Patch transaction costs of $0.8 million.
(2)	Sustaining capital expenditures includes deferred stripping of $2.7 million for the three months ended March 31, 2018 (three months ended March 31, 2017 - $0.3 million).

Cash (used in) provided by operating activities per share

Cash (used in) provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Q1 2018	Q1 2017
Cash (used in) provided by operating activities	$(1,826)	$9,743
Divided by basic weighted average shares outstanding	44,678,701	35,562,860
Cash (used in) provided by operating activities per share	$(0.04)	$0.27

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses, loss on sale of asset, and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of March 31, 2018. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016, and note 2 of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2018 and 2017.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2018 and 2017, are consistent with those applied and disclosed in the Company’s annual consolidated financial statements, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2017, or upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's interim financial statements.

Changes in accounting policies not yet effective

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company plans to adopt IFRS 16 for periods beginning after January 1, 2019.

The Company is currently evaluating the potential impact of applying IFRS 16.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of March 31, 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2017, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q1 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2017.

For a detailed listing of the risk factors relating to the Rye Patch Plan of Arrangement, please refer to the Company’s Information Circular for the Annual General and Special Meeting of Alio Gold Inc. to be held on May 18, 2018.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A with respect to the Ana Paula Project was reviewed and approved by the Company’s VP Project Development, Paul Hosford, BSc, P.Eng, a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this MD&A with respect to the San Francisco Mine was reviewed and approved by San Francisco Mine Manager, Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.